Simpson Thacher & Bartlett llp

425 Lexington Avenue

New York, N.Y. 10017-3954

(212) 455-2000

Facsimile (212) 455-2502

Direct Dial Number	E-Mail Address
212-455-2948	jkaufman@stblaw.com

February 7, 2005

VIA FEDERAL EXPRESS AND EDGAR

Re:	PanAmSat Holding Corporation
Registration Statement on Form S-1/A
File No. 333-121463

Registration Statement on Form S-4
File No. 333-121423

Larry Spirgel
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. Spirgel:

On behalf of PanAmSat Holding Corporation (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated February 4, 2005 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1/A filed on January 26, 2005 (the “S-1 Registration Statement”) and Registration Statement on Form S-4 filed on December 17, 2004 (the “S-4 Registration Statement”, and together with the S-1 Registration Statement, the “Registration Statements”).  We have revised the S-1 Registration Statement in response to the Staff's comments and are filing concurrently with this letter Amendment No. 2 to the S-1 Registration Statement (“Amendment No. 2”), which reflects these revisions and updates a limited amount of other information. We intend to revise the S-4 Registration Statement in response to the comment letter and any subsequent comments from the Staff once we have confirmation that the revisions in the S-1 Registration Statement adequately address the Staff’s concerns.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  Page references in the text of this letter correspond to the pages of Amendment No. 2.

Form S-1/A filed January 26, 2005

Prospectus Summary, page 1

1.             We note your revisions in response to our prior comment number one. It is still not clear here what transactions were done to allow DIRECTV Group to divest itself of the company and what transactions were related to the recapitalization. Please revise. Two considerations for this revision are noting that the “series of transactions” involved a recapitalization through a leveraged buyout and also providing succinct details as to each transaction in the series.

The Company has revised the disclosure on pages 5 and 6 to address the Staff’s comment.

2.             Also, so that investors might realize the impact of the recapitalization on the company, please summarize in one place the primary benefits and costs received by the company, the sponsors and management as a result of the recapitalization.

The Company has revised the disclosure on page 5 to address the Staff’s comment.

3.             Regarding your reason for the contribution, please explain what you mean on page 5 by “the implementation of an efficient debt structure” as a means for you “to return value to [y]our stockholders.” Please also include such explanation in your management’s discussion and analysis on page 59 where you use these phrases concerning the board’s decision to declare the $246 million dividend.

The Company has revised the disclosure on pages 5, 6 and 61 to address the Staff’s comment.

Risk Factors, page 15

General

4.             We note your response to our prior comment 16. Please tell us how and whether, in developing your response, you considered that the “pre-IPO dividend” would be paid while you are public and significantly indebted, to only a subset of your stockholders at that time, and with several director affiliations with that subset of stockholders.

The Company respectfully informs the Staff that it considered the factors noted by the Staff in its response to prior comment 16.  The Company also notes the following:

•      Although the dividend will be paid immediately after the Company becomes public, it will be declared prior to going public to holders of record as of such date (i.e., the Company's pre-IPO shareholders).

•      The Company's financial condition after giving effect to the offering and the payment of the dividend, including its level of indebtedness, will be clearly disclosed to investors in the prospectus in "Capitalization" (the pro forma as adjusted column).

•      The Company has added additional disclosure regarding the dividend in "Use of Proceeds" on page 29 in response to the Staff's comment.

Use of Proceeds, page 28

5.             Concerning our prior comment 21, we note your statement that the proceeds of the 9% senior notes and Term Loan A facility were used, along with “other related financings and transactions, to recapitalize PanAmSat.” Please be more specific here to assist investors in understanding where the proceeds of the notes and credit facility in particular were spent.

The Company has revised the disclosure on page 29 to address the Staff’s comment.

Dividend Policy and Restrictions, page 30

General

6.             We note your response to our prior comment 25 as to why you believe you should implement a dividend policy now. Please explain what you mean by “greater value” to your stockholders.

The Company has revised the disclosure on page 31 to address the Staff’s comment.

7.             We note your changes to our prior comment 64.  Please make a similar change to the third paragraph of this subsection, i.e. that the company presently intends on paying dividends for at least the first four full fiscal quarters following the closing of this offering.

The Company has revised the disclosure on pages 31, 40, 42 and 94 in response to the Staff’s comment.

8.             Please move the paragraph beginning “However, as described more fully below . . .” which includes the bulleted risk factors about the dividend policy so that it immediately follows the first paragraph of this section.

In response to the Staff’s comment, the Company has moved the paragraph at issue.

9.             The paragraph beginning “In determining our intended dividend . . .” appears to be largely duplicative of the information provided in the “Assumptions and Considerations” section. Please delete it or combine it with that later disclosure to the extent it discusses any new points.

In response to the Staff’s comment, the Company has deleted the disclosure on page 31 and inserted a cross-reference to the disclosure on page 37.

Minimum Adjusted EBITDA, page 31

10.          Revise the description of the calculation of Adjusted EBITDA on page 31 to clarify that the adjustment for sales-type leases is permitted under the debt covenants, as indicated in your response to prior comment 36.

The Company has revised the disclosure on page 32 in response to the Staff’s comment.

11.          Refer to prior comment 35. Revise the table on page 33 to reconcile historical cash flows from operations directly to historical Adjusted EBITDA, instead of reconciling to net income. Also eliminate the pro forma adjustments since these relate primarily to interest expense that is excluded from EBITDA.

The Company has revised the table on page 34 in response to the Staff’s comment to reconcile cash flows from operations directly to Adjusted EBITDA and eliminate the pro forma adjustments.

12.          In note two to the tables, please disclose the $172 million for capital expenditures in 2004, as disclosed on pages 36 and 105. In addition, please elaborate on your discussion of your past funding of capital expenditures out of insurance proceeds and the relative expectation for the availability of insurance proceeds to fund capital expenditures in future periods (and not just for the Initial Four Quarters).

The Company has revised the disclosure in note 2 on pages 34 and 35 in response to the Staff’s comment. In addition, the Company respectfully requests that the Staff refer to its response to comment 18 below for additional information regarding expectations for funding future capital expenditures out of insurance proceeds.

13.          Expand the disclosure in note four to explain the basis for the working capital adjustment for September 30, 2004. Why is working capital a source of cash for that period?

The Company has revised note 4 on page 35 in response to the Staff’s comment.

14.          It appears that the transaction-related costs described in note 16 represent cash payments. If that is the case, revise the table to subtract these from Adjusted EBITDA and reduce the amount of cash available to pay dividends.

The Company respectfully advises the Staff that it does not believe the revision is appropriate.  The calculation on page 34 of cash available to pay dividends on a pro forma basis utilizing the Company's historical financial information is intended to provide investors with additional information regarding the Company’s ability to make future dividend payments.  While the Company agrees that the transaction-related costs described in note 12 represent cash payments, all of these costs represent one-time costs resulting from a leveraged recapitalization transaction and were paid from the proceeds of indebtedness incurred at that time and not from cash flow from operations.  The Company does not anticipate that these costs will be recurring, in the Initial Four Quarters or otherwise, given their unusual nature.  Therefore, it is the Company’s belief that excluding these costs from the calculation of cash available to pay dividends provides investors with a more accurate sense of the Company’s ability to make future dividend payments. The Company has revised the disclosure on page 33 and in note 12 on page 37 to explain its rationale for not subtracting transaction-related costs from Adjusted EBITDA.

15.          In your supplemental response to comment 38 you state that you expect to incur a net operating loss during the Initial Four Quarters. However, it appears that you have not provided a similar discussion of this expected trend in note 6 or in management’s discussion and analysis. Please revise or advise.

In response to the Staff’s comment, the Company has revised the disclosure in note 6 on pages 35 and 36 and in “Management’s Discussion and Analysis” on pages 61 and 115.

16.          It appears that the adjustments for cash income taxes in the table on page 31 should be the same or similar to the amount subtracted from Minimum Adjusted EBITDA on page 32. Please revise or explain the reason for the difference in note 6.

In response to the Staff’s comment, the Company has revised the table on page 34 and the disclosure in note 6 on pages 35 and 36.

Assumptions and Considerations, page 36

17.          Please indicate your expectation of the collectability of the backlog amounts you indicated in the second bullet under the first paragraph under this heading. We note disclosure in your risk factors section about risks of default that should be made clear here, given the magnitude of these numbers.

The Company has revised the disclosure on pages 37 and 38 in response to the Staff’s comment.

18.          The new language in the fourth bullet under the first paragraph, discussing capital expenditures, should be expanded to describe the assumptions about the trends regarding the availability of insurance proceeds to fund capital expenditures going forward. In addition, given that these apparent capital expenditure policy changes are a means of achieving the dividend policy objective, please provide a discussion of the amount of capital expenditures that management believes is necessary to maintain the effectiveness of your present operations.

The Company respectfully submits that, while it has adopted a new dividend policy effective upon closing of the offering, the Company does not anticipate that the adoption of this policy will result in changes to the operation of its business.  Specifically, the Company does not believe that a shift in its policies relating to capital expenditures or operating expenses is required, or is expected to occur, as a means of achieving its dividend policy objective.  In fact, in adopting the appropriate level of dividends that the Company intends to pay pursuant to its dividend policy, it specifically took into account its anticipated capital expenditure, operating expense and working capital requirements (as disclosed on page 31), which requirements were not altered as a result of the dividend policy.  For example, as disclosed on page 38, our estimated capital expenditures for the Initial Four Quarters are consistent with historical capital expenditures from 2002 through 2004.

The Company was able to implement the new dividend policy without amending its existing policies on operating expenses or capital expenditures.  Rather, the Company’s dividend policy is based on the determination not to retain a substantial portion of cash generated by the Company’s business in excess of operating expenses, capital expenditures, interest and principal payments on the Company’s debt and working capital requirements for unplanned, non-specific uses in the future.  Historically, the Company has retained a significant amount of cash and cash equivalents on its balance sheet (approximately $784 million and $511 million as of December 31, 2002 and 2003, respectively) and has generated significant cash flows from operating activities (approximately $519 million and $473 million for the years ended December 31, 2002 and 2003, respectively).  While the amount of cash and cash equivalents on the Company’s balance sheet was reduced significantly as a result of the Recapitalization, the Company expects that this amount would again increase from cash flow from operations absent the adoption of the dividend policy, and would be retained for unplanned, non-specific future application, including potential acquisitions or investments in satellites or other equipment that are incremental to the Company’s current business needs.  As described on page 31, the new dividend policy represents a determination that its stockholders are better served by distributing this excess cash rather than retaining it for these potential, unplanned uses.

Consistent with the response to comment 12 above, in setting its dividend policy the Company has conservatively assumed that no insurance proceeds will be available to fund future capital expenditures and has taken certain health issues on its satellite fleet into account in establishing its anticipated capital expenditures.  The Company further makes clear the risk that uninsured losses to its satellites may require available cash to be used for unanticipated capital expenditures, which could impair the Company’s ability to pay dividends.  To the extent that proceeds are received for loss of a satellite that are not required to fund the satellite’s replacement, the Company anticipates that they would be utilized to fund incremental capital expenditures, pay down additional debt, or would increase the amount of cash available to pay dividends.  Additional disclosure has been added to note 2 on pages 34 and 35 to describe this assumption.

As explained above, management believes that the amount of expected capital expenditures set forth on page 38 is sufficient to maintain the effectiveness of its present operations.  Additional disclosure has been added to the fourth bullet under the first paragraph stating this belief.

19.          Please revise the fifth bullet under the first paragraph to provide the historical amounts of operating expenses considered and the extent to which your policies regarding operating expenses will change, as with capital expenditures, for example, in order to maintain the dividend policy.

Please refer to the Company’s response to comment 18 above.  While the Company does not believe that its policies regarding operating expenses will change, additional disclosure has been added to the fifth bullet under the first paragraph to provide the historical amounts of operating expenses considered.

20.          We note your disclosure in the first paragraph on page 38 concerning your policy involving the retention of sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investments. Please explain what types of growth opportunities those might be, and how you distinguish them from necessary expenditures for maintaining the status quo. Also, please quantify what you currently consider this amount of cash to be, in light of the fact that this is somewhat contrary to the stated policy of distributing substantially all of the cash over and above that necessary for the relatively fixed costs of debt service and maintenance capital expenditures.

Please refer to the Company’s response to comment 18 above.  In addition, the Company respectfully notes that its new dividend policy is to distribute “a substantial portion” of its excess cash, not “substantially all of the cash” as set forth in comment 20.  The distinction is significant because the Company expects that there will be some amounts of excess cash on its balance sheet even following the adoption of the dividend policy.  The amount of this cash is necessarily dependent on the results of the Company’s future operations.  Accordingly, the Company is unable to quantify the amount of this future excess cash, nor is it able to describe with greater detail what types of growth opportunities might be pursued with these amounts.  As described in the response to comment 18, the Company’s expected operational and capital expenditures have already been taken into account in adopting its dividend policy and, as a result, any growth opportunities pursued by the Company would be incremental to such expenditures.

Selected Financial Data, page 53

21.          We refer to your disclosure in note five on page 53 and elsewhere in the prospectus with regard to “Adjusted EBITDA” being used by management as a basis for measuring performance. While we do not object to your presentation of “Adjusted EBITDA” as a material component of debt covenants, it is generally not appropriate to exclude recurring charges such as “depreciation and amortization” and “restructuring charges.”

Since you present a non-GAAP measure that excludes recurring charges, you should provide detailed disclosures why management believes a performance measure that excludes these recurring charges is useful. Refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at:

www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Your discussion should, at a minimum, disclose the following:

•              the manner in which management uses the non-GAAP measure to conduct or evaluate the business;

•              the economic substance behind management’s decision to use such a measure;

•              the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss); and

•              the manner in which management compensates for these limitations when using the non-GAAP financial measure.

In response to the Staff’s comment, the Company has removed references to the use of Adjusted EBITDA as a performance measure in note 5 on page 12, in note 5 on page 55 and on page 94.

Management’s Discussion and Analysis, page 57

Liquidity and Capital Resources, page 89

22.          In your disclosure about your capital expenditures on page 105, please further describe the shift in your capital expenditures policy necessitated by the dividend policy and the potential implications of the shift on your liquidity and operations.

Please refer to the Company’s response to comment 18 above.  The Company does not believe that its policies regarding capital expenditures will change as a result of the new dividend policy.  Accordingly, no additional disclosure has been added.

Business, page 118 General

23.          We note your response to our prior comment 77 that you “believe[] it would be misleading to identify certain satellites as not having backup capacity available.” Therefore, please confirm that you currently have backup capacity for all of your 21 satellites.

In response to the Staff’s comment, the Company has revised the disclosure on page 133 to specify the types of backup capacity used for its satellites, and has inserted notations in the table on page 134 indicating those satellites for which there is currently an in-orbit backup satellite.  As disclosed on page 133, in-orbit backup satellites are a significant, but not exclusive, part of the Company’s backup strategy.

Management, page 139

Executive Compensation, page 142

24.          Please update your disclosure to reflect information for 2004. In addition, please update all other information required to be updated for 2004 (e.g. related party transactions) and remove all conditional language describing historical results (e.g., “expected” capital expenditures for 2004).

The Company has revised the disclosure on pages 148, 149 and 161 in response to the Staff’s comment.  The Company further notes that its next amendment to the S-1 Registration Statement will contain all required information for 2004, including audited consolidated financial statements as of and for the year ended December 31, 2004 and an updated “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

The Transactions, page 151

25.          We note your revisions in response to our prior comment number one and other disclosures in this section of the prospectus, including your discussion of net operating losses and net deferred tax liabilities on page 151. Please describe and quantify any material tax effects the recapitalization, including the leveraged buyout, had on the company. In addition, assess the impact of the initial public offering upon any significant tax benefits resulting from the recapitalization.

The Company has revised the disclosure on page 156 in response to the Staff’s comment.

Underwriting, page 170

26.          We note your response to our prior comment 88 concerning the i-Deal system. Please provide us with any screen shots, emails and drafts of any other communications that the underwriters propose to use in the electronic distribution.

The Company respectfully informs the Staff that Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated will supplementally provide the Staff with any screen shots, e-mails and drafts of any other communications that they propose to use in any electronic distribution.

27.          Please confirm to us that the other members of the syndicate named on the cover page will not engage in an electronic distribution in connection with this offering.

The Company confirms that the other members of the syndicate named on the cover page will not engage in an electronic distribution in connection with this offering.

28.          We note, in your response to our prior comment 88, the communication the representatives propose to send to the syndicate. Please delete your suggestion that the representatives are informing the syndicate of the information because the Commission has asked the representatives to do so.

The Company has revised the proposed message to the syndicate in response to the Staff's comment.

29.          As soon as practicable, please indicate in the registration statement the number of shares and percentage you are reserving for sale in the directed share program. Tell us whether you anticipate the aggregate dollar amount of the proposed sale exceeds $60,000 to any person in one of the categories described in Item 404(a) of Regulation S-K and whether 5% or more of the shares in the offering are directed to one person or organization. We may have further comments based upon your response.

At the Company’s request, the underwriters intend to reserve approximately 2% of the total number of shares for sale in the directed share program.  In response to the Staff's comment, the Company respectfully informs the Staff that the Company shall disclose such information in a future amendment to the registration statement. The Company does not anticipate that 5% or more of the shares in the offering will be directed to any one person or organization. In addition, the Company does not anticipate that the aggregate dollar amount of a proposed sale to any person in one of the categories described in Item 404(a) of Regulation S-K will exceed $60,000.

Financial Statements

General

30.          With regard to your response to prior comment 90, we note that you have used the minimum value method for computing the fair value of your stock options under paragraphs 20 and 174-181 of FAS 123. Tell us and disclose the reasons that the historical volatility of common stock prior to the recapitalization was not considered in your determination of an estimate of expected volatility of the non-public entity, especially in light of the representation that there have been no significant changes to your operations since the recapitalization.

The Company respectfully refers the Staff to paragraph 20 of FAS 123, which states that a “non-public entity shall estimate fair value of its options based on the factors described in paragraph 19, except that a non-public entity need not consider the expected volatility of its stock over the expected life of the option” (emphasis added).  Accordingly, the Company was not required to include a volatility assumption when determining the fair value of the stock options.

Had the Company included the volatility assumption in the calculation of fair value of the options after becoming privately-held, the Company most likely would have determined that the historical volatility was not an appropriate proxy for expected volatility.  Prior to the Recapitalization, PanAmSat Corporation was owned approximately 88 percent by a combination of The DIRECTV Group and the successors of PanAmSat Corporation’s founders.  The remaining 12 percent was held by employees and public shareholders, which were primarily institutional investors.  As a result of this thin public float, the quoted market prices for PanAmSat Corporation’s stock were historically highly volatile.

However difficult determining an appropriate future volatility assumption would have been, the reason that a volatility assumption was not included in the determination of fair value was the guidance contained in FAS 123.

The Company will include additional disclosure regarding volatility in the notes to its consolidated financial statements as of and for the year ended December 31, 2004 in our next amendment to the S-1 Registration Statement.

31.          We note the significant increase in the fair value of your common stock from $2.77 to the offering price and the number of stock options issued since the recapitalization. Please tell us and revise the disclosures to include the following:

•              For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any per option and whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective;

•              In management’s discussion and analysis, a discussion of the fair value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date (year-end or interim) presented in the registration statement;

•              In management’s discussion and analysis, a discussion of the significant factors, assumptions, and methodologies used in determining fair value and a detailed discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price; and

•              Any other disclosures required pursuant to SOP 94-6 regarding estimates and judgments in the valuation of privately issued equity securities.

The Company has revised the disclosure on pages 109 through 111 in response to the Staff’s comment.  The revisions reflect option grants made through September 30, 2004, consistent with the date of the financial statements included in this filing, and will be updated in a subsequent amendment to the S-1 Registration Statement to include fourth quarter option grants.

Balance Sheet, page F-61

32.          We reissue prior comment 91. We believe you need to include a column alongside the historical balance sheet of PanAmSat Corporation to reflect the dividends paid to existing shareholders. This presentation will show the reduction in equity just prior to the receipt of offering proceeds.

The Company respectfully acknowledges the Staff’s comment and, in response thereto, will include a pro forma column to reflect dividends to be paid to existing shareholders alongside the Company’s historical consolidated balance sheet as of December 31, 2004, which will be included in our next amendment to the S-1 Registration Statement, along with the Company’s other consolidated financial statements as of and for the year ended December 31, 2004.

Note 2. PanAmSat Merger, Subsequent Sale and Related Transactions, page F-65

33.          We are still evaluating your response to comment 93.

The Company acknowledges that the Staff is still evaluating the Company’s response.

Exhibits

34.          Please provide us with a draft copy of the underwriting agreement as soon as practicable.

In response to the Staff’s comment, the Company is providing a draft copy of the underwriting agreement to the Staff on a supplemental basis under separate cover.

35.          Please file as an exhibit the amendment to the senior secured credit facilities that you describe in response to comment 10, or tell us why you believe it is not required to be filed as an exhibit.

The Company agrees with the Staff’s comment and has filed the form of amended and restated Credit Agreement as Exhibit 10.1 to the S-1 Registration Statement.

Supplemental Markup of Certain Non-Rule 430A Information

36.          Please include non-Rule 430A information in your next amendment.

The Company respectfully informs the Staff that it will include all additional non-Rule 430A information in a subsequent amendment.

37.          We note a discrepancy in your estimated capital expenditures for the Initial Four Quarters on pages 32 and 34. Revise or advise.

In response to the Staff’s comment, the Company respectfully advises the Staff that the discrepancy in estimated capital expenditure figures on pages 33 and 35 is deliberate and that no revisions to the existing disclosure are required.  The figures on page 33 refer to the expected cash capital expenditures during the Initial Four Quarters, whereas note 1 on page 34 refers to capital expenditures (cash or otherwise) expected to be recorded in the Company’s financial statements in accordance with GAAP during the same period, as explained further in note 1 on page 34.

Form S-4 filed December 17, 2004

38.          To the extent applicable, revise to comply with the comments above.

The Company respectfully notifies the Staff that it does not intend to further amend the S-4 Registration Statement until the review and comment process with respect to the S-1 Registration Statement has been completed.

* * * * * * *

Please call me (212-455-2948) or Daniel B. Kamensky (212-455-2207) of my firm if you wish to discuss our responses to the comment letter.

Very Truly Yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman